Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Signficant accounting policies	7
3. Expenses	8
4. Trade and other receivables	9
5. Trade and other payables	9
6. Inventories	10
7. Mining interest	11
8. Long-term debt	13
9. Derivative instruments	16
10. Share capital	18
11. Income and mining taxes	20
12. Reclamation and closure cost obligations	21
13. Supplemental cash flow information	22
14. Segmented information	23
15. Fair value measurment	25
16. Commitments and contingencies	27

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CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	Note	2015	2014
Revenues		168.9	190.5
Operating expenses	3	99.6	98.5
Depreciation and depletion		55.1	51.6
Earnings from mine operations		14.2	40.4

Corporate administration		6.0	6.3
Share-based payment expenses	10	2.1	2.2
Exploration and business development		1.1	3.1
Earnings from operations		5.0	28.8

Finance income	3	0.2	0.3
Finance costs	3	(10.8)	(7.4)
Other losses	3	(31.4)	(16.2)
(Loss) earnings before taxes		(37.0)	5.5
Income tax expense	11	(6.8)	(7.3)
Net loss		(43.8)	(1.8)
Loss per share
Basic	10	(0.09)	(0.00)
Diluted	10	(0.09)	(0.00)
Weighted average number of shares outstanding (in millions)
Basic	10	508.6	503.5
Diluted	10	508.6	503.5

See accompanying notes to the condensed consolidated financial statements (interim).

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2015	2014
Net loss		(43.8)	(1.8)
Other comprehensive income(1)
Foreign exchange loss on cash and cash equivalents designated as hedging instruments	9	(2.9)	-
Unrealized loss on mark-to-market of diesel swap contracts	9	(0.6)	-
Reclassification of discontinued gold contracts		-	6.8
Deferred Income tax related to gold contracts		-	(2.8)
Total other comprehensive (loss) income		(3.5)	4.0
Total comprehensive (loss) income		(47.3)	2.2
1.	All items recorded in other comprehensive income will be reclassified in subsequent periods to net earnings.

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2015	2014
Assets
Current assets
Cash and cash equivalents		365.8	370.5
Trade and other receivables	4	28.9	34.8
Inventories	6	178.7	187.5
Current income tax receivable		24.6	31.1
Prepaid expenses and other		8.1	10.6
Total current assets		606.1	634.5
Non-current inventories	6	63.7	66.5
Mining interests	7	3,057.5	3,008.7
Deferred tax assets	11	175.3	168.3
Other		5.2	3.8
Total assets		3,907.8	3,881.8
Liabilities and equity
Current liabilities
Trade and other payables	5	102.5	97.0
Current income tax payable		6.9	7.9
Total current liabilities		109.4	104.9
Reclamation and closure cost obligations	12	63.0	63.5
Provisions		9.5	9.4
Derivative liabilities	9	11.5	16.9
Long-term debt	8	876.9	874.3
Deferred tax liabilities		545.7	494.9
Deferred benefit		46.3	46.3
Other		0.4	0.4
Total liabilities		1,662.7	1,610.6
Equity
Common shares	10	2,839.9	2,820.9
Contributed surplus		98.9	96.7
Other reserves		(5.0)	(1.5)
Deficit		(688.7)	(644.9)
Total equity		2,245.1	2,271.2
Total liabilities and equity		3,907.8	3,881.8

See accompanying notes to the condensed consolidated financial statements.

Approved and authorized by the Board of Directors on April 29, 2015

”Robert Gallagher”	”James Estey”
Robert Gallagher, Director	James Estey, Director

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2015	2014
Common shares
Balance, beginning of period		2,820.9	2,815.3
Acquisition of Bayfield Ventures Corp.	7	16.8	-
Shares issued for exercise of options and land purchases	10	2.2	0.8
Balance, end of period		2,839.9	2,816.1
Contributed surplus
Balance, beginning of period		96.7	90.0
Exercise of options		0.1	(0.4)
Equity settled share-based payments		2.1	1.7
Balance, end of period		98.9	91.3
Other reserves
Balance, beginning of period		(1.5)	(17.6)
Change in fair value of hedging instruments (net of tax) (1)	9	(3.5)	4.0
Balance, end of period		(5.0)	(13.6)
Retained (deficit) earnings
Balance, beginning of period		(644.9)	(167.8)
Net loss		(43.8)	(1.8)
Balance, end of period		(688.7)	(169.6)
Total equity		2,245.1	2,724.2
1.	There was no tax impact for the three months ended March 31, 2015.

See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2015	2014
Operating activities
Net loss		(43.8)	(1.8)
Adjustments for:
Realized losses on gold contracts		-	6.8
Realized and unrealized foreign exchange losses	3	36.0	18.8
Reclamation and closure costs paid	12	(0.1)	(0.2)
Gain on disposal of assets		(0.1)	(0.3)
Depreciation and depletion		55.1	51.5
Other non-cash adjustments	13	(4.5)	1.0
Income tax expense	11	6.8	7.3
Finance income	3	(0.2)	(0.3)
Finance costs	3	10.8	7.4
		60.0	90.2
Change in non-cash operating working capital	13	2.4	(8.7)
Income taxes refunded (paid)		7.4	(0.1)
Cash generated from operations		69.8	81.4
Investing activities
Mining interests		(69.2)	(56.6)
Proceeds from the sale of assets		0.2	0.3
Interest received		0.2	0.2
Cash used by investing activities		(68.8)	(56.1)
Financing activities
Issuance of common shares on exercise of options	10	0.1	0.6
Cash generated from financing activities		0.1	0.6
Effect of exchange rate changes on cash and cash equivalents		(5.8)	(2.2)
Change in cash and cash equivalents		(4.7)	23.7
Cash and cash equivalents, beginning of period		370.5	414.4
Cash and cash equivalents, end of period		365.8	438.1
Cash and cash equivalents are comprised of:
Cash		247.4	298.1
Short-term money market instruments		118.4	140.0
		365.8	438.1

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015 and 2014

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its Subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada, and a 30% interest in the El Morro gold-copper project (“El Morro”) in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. Signficant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2014, with the exception of policies noted in 2(b).

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 29th, 2015.

(b) Changes in accounting policies

The Company has adopted the following new and revised IFRS policies along with any amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 9, Financial instruments

During the three months ended March 31, 2015 the Company early adopted IFRS 9 (2013), Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit and loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting.

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During the three months ended March 31, 2015 the Company entered into diesel fuel swap contracts and transferred a portion of cash which had been held in U.S. dollars to Canadian dollars and designated this cash to fund the construction of Rainy River. In both these instances the Company has designated these instruments as hedged items under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the three months ended March 31, 2015 is outlined in Note 9.

3. Expenses

(a) Operating expenses by nature

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Operating expenses by nature
Raw materials and consumables	34.8	38.2
Salaries and employee benefits	25.8	29.3
Repairs and maintenance	4.5	6.0
Contractors	10.1	8.9
Royalties	3.0	3.0
Change in inventories and work-in-progress	4.9	1.0
Operating leases	9.4	3.2
Drilling and analytical	1.0	1.8
General and administrative	5.4	6.8
Other	0.7	0.3
Total operating expenses	99.6	98.5

(b) Finance costs and income

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Finance costs
Interest on senior unsecured notes	13.4	13.4
Other interest	1.0	0.9
Unwinding of the discount on decommissioning obligations (Note 12)	0.5	0.5
Other finance costs	0.4	0.4
	15.3	15.2
Less: amounts included in cost of qualifying assets	(4.5)	(7.8)
Total finance costs	10.8	7.4
Finance income
Interest income	0.2	0.3

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(c) Other (losses) gains

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Other (losses) gains
Unrealized gains on share purchase warrants	4.5	2.3
Loss on foreign exchange	(36.0)	(18.8)
Gain on disposal of assets	0.1	0.3
Total other losses	(31.4)	(16.2)

4. Trade and other receivables

	As at March 31	As at December 31
(in millions of U.S. dollars)	2015	2014
Trade and other receivables
Trade receivables	9.3	4.8
Sales tax receivable	17.7	28.7
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 9)	1.0	(0.4)
Other	0.9	1.7
Total trade and other receivables	28.9	34.8

5. Trade and other payables

	As at March 31	As at December 31
(in millions of U.S. dollars)	2015	2014
Trade and other payables
Trade payables	29.5	31.4
Interest payable	21.4	8.4
Accruals	49.7	55.5
Current portion of decommissioning obligations (Note 12)	1.6	1.7
Current derivative liabilities	0.3	-
Total trade and other payables	102.5	97.0

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6. Inventories

	As at March 31	As at December 31
(in millions of U.S. dollars)	2015	2014
Inventories
Heap leach ore	178.1	185.0
Work-in-process	7.5	12.8
Finished goods(1)	13.7	11.5
Stockpile ore	1.8	2.4
Supplies	41.3	42.3
	242.4	254.0
Less: non-current inventories(2)	(63.7)	(66.5)
Total current inventories	178.7	187.5
1.	The amount of inventories recognized in operating expenses for the three months ended March 31, 2015 was $93.6 million (2014 – $95.7 million).
2.	Heap leach inventories of $63.7 million (December 31, 2014 – $66.5 million) are expected to be recovered after one year.

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7. Mining interestS

	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2013	1,350.1	1,690.7	735.7	25.7	9.7	3,811.9
Additions	68.7	58.3	3.9	208.3	7.5	346.7
Disposals	-	-	(15.5)	-	(9.7)	(25.2)
Impairments	(75.0)	(334.7)	(18.7)	(6.7)	-	(435.1)
Government grants	-	(25.7)	-	-	-	(25.7)
Transfers	81.5	(36.0)	44.0	(89.5)	-	-
As at December 31, 2014	1,425.3	1,352.6	749.4	137.8	7.5	3,672.6
Additions	29.8	16.6	9.6	29.3	-	85.3
Acquisition of Bayfield	-	19.7	-	-	-	19.7
Government grants	-	(1.6)	-	-	-	(1.6)
Disposals	-	-	(4.8)	-	-	(4.8)
Transfers	6.0	-	-	(6.0)	-	-
As at March 31, 2015	1,461.1	1,387.3	754.2	161.1	7.5	3,771.2
Accumulated depreciation
As at December 31, 2013	249.0	-	226.4	-	-	475.4
Depreciation for the year	157.2	-	86.1	-	-	243.3
Disposals	-	-	(15.5)	-	-	(15.5)
Impairments	(29.4)	-	(9.9)	-	-	(39.3)
As at December 31, 2014	376.8	-	287.1	-	-	663.9
Depreciation for the year	37.2	-	15.9	-	-	53.1
Disposals	-	-	(3.3)	-	-	(3.3)
As at March 31, 2015	414.0	-	299.7	-	-	713.7
carrying amount
As at December 31, 2014	1,048.5	1,352.6	462.3	137.8	7.5	3,008.7
As at March 31, 2015	1,047.1	1,387.3	454.5	161.1	7.5	3,057.5

The Company capitalized interest of $4.5 million for the three months ended March 31, 2015 (2014 – $7.8 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.74% (2014 – 6.74%).

Asset acquisition

On January 1, 2015 the Company completed the acquisition of Bayfield Ventures Corp (“Bayfield”), as a result of which the Company acquired all of Bayfield’s assets which include a 100% interest in three mineral properties, totalling ten square kilometres, located adjacent to New Gold’s Rainy River project in northwestern Ontario, valued at $19.7 million. In addition, the Company received cash of $0.1 million and assumed liabilities of $1.3 million, the majority of which related to deferred tax liabilities. The acquisition was be accounted for as a purchase of assets and assumption of liabilities by the Company.

As consideration for the acquisition, the Company issued 3.8 million common shares and in addition up to 0.2 million common shares of the Company became issuable in connection with the potential exercise of share purchase warrants (“Bayfield warrants”) issued by Bayfield, with a consideration value of $0.2 million (refer to Note 9 (b) for additional information on the Bayfield warrants). The shares issued were valued at C$5.21 for consideration of $16.8 million, resulting in total consideration of $17.0 million. The Company also incurred transaction costs of $1.5 million in relation to the acquisition.

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Carrying amount by property as at March 31, 2015:

	As at March 31, 2015
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	728.9	3.7	258.2	42.7	1,033.5
Mesquite	191.9	-	98.3	13.4	303.6
Peak Mines	126.3	17.5	73.1	9.0	225.9
Cerro San Pedro	-	-	-	0.1	0.1
Rainy River	-	414.4	3.0	95.9	513.3
Blackwater	-	511.6	14.9	-	526.5
El Morro	-	439.9	-	-	439.9
Other(1)	-	7.7	7.0	-	14.7
Carrying amount as at March 31, 2015	1,047.1	1,394.8	454.5	161.1	3,057.5
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2014:

	As at December 31, 2014
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	745.2	3.7	266.7	33.9	1,049.5
Mesquite	179.5	-	94.8	9.6	283.9
Peak Mines	123.8	17.5	77.1	12.4	230.8
Cerro San Pedro	-	-	-	-	-
Rainy River	-	383.7	1.1	81.9	466.7
Blackwater	-	508.8	15.5	-	524.3
El Morro	-	438.7	-	-	438.7
Other(1)	-	7.7	7.1	-	14.8
Carrying amount as at December 31, 2014	1,048.5	1,360.1	462.3	137.8	3,008.7
1.	Other includes corporate balances and exploration properties.
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8. Long-term debt

Long-term debt consists of the following:

	As at March 31	As at December 31
(in millions of U.S. dollars)	2015	2014
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	294.4	294.2
Senior unsecured notes - due November 15, 2022 (b)	491.8	491.6
El Morro funding loan (c)	90.7	88.5
Revolving credit facility (d)	-	-
Total long-term debt	876.9	874.3

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at March 31, 2015 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the 2020 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.
•	During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:
Date	Redemption prices (%)
2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at March 31, 2015 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

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The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.
•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:
Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) El Morro funding loan

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of the Chilean company Sociedad Contracual Minera El Morro (“SCM El Morro”) project capital costs. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. For the three months ended March 31, 2015, non-cash investing activities were $1.2 million (2014 – $1.2 million) excluding accrued interest, and represent the Company’s share of contributions to El Morro funded by Goldcorp. The loan is secured against all rights and interests of the Company’s Chilean subsidiaries, including a pledge of the SCM El Morro shares, limiting recourse to the Company’s investment in its Chilean subsidiaries.

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(d) Revolving credit facility

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt will be used to calculate leverage for the purpose of covenant tests and pricing levels. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA). Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
	Financial covenant	2015	2014
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	4.9 : 1	5.3 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	1.9 : 1	1.6 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at March 31, 2015 (2014 – 0.63% under the previous facility).

As at March 31, 2015, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$21.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work, C$16.1 to the Ministry of Northern Development and Mines in Ontario, Fisheries and Oceans Canada and the township of Chapple for the first part of the Rainy River closure plan, C$2.7 million for Blackwater’s reclamation requirements, and $1.2 million relating to workers’ compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $61.1 million as at March 31, 2015 (2014 - $42.9 million).

Subsequent to the quarter end the B.C. Hydro letter of credit was released as New Afton met its obligations under the agreement to consume and pay for power in the early period of operations.

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9. Derivative instruments

	As at March 31	As at December 31
(in millions of U.S. dollars)	2015	2014
DERIVATIVE ASSETS
Unsettled provisionally priced concentrate derivatives and copper swap contracts	1.0	(0.4)
DERIVATIVE LIABILITIES
Diesel swap contracts	0.6	-
Share purchase warrants	11.2	16.9
	11.8	16.9
Less: current portion of diesel swap contracts	(0.3)	-
Total derivative liabilities	11.5	16.9

(a) Hedging instruments

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Effective portion of change in fair value of hedging instruments
Foreign exchange loss on cash and cash equivalents designated as hedging instruments (i)	(2.9)	-
Unrealized loss on diesel swap contracts (ii)	(0.6)	-
Gold hedging contracts – realized	-	6.8
Deferred Income tax related to gold contracts	-	(2.8)
Total hedging (losses) gains in other comprehensive income	(3.5)	4.0

(i) Cash and cash equivalents designated as hedging instruments

During the three months ended March 31, 2015, the Company converted $150.0 million into Canadian dollars and designated this cash to fund the construction of Rainy River for the 12-month period beginning April 2015 and ending March 2016. The Company elected to apply hedge accounting to the foreign exchange gains and losses from the date of conversion to the date when cost are incurred by Rainy River. Foreign exchange gains and losses are reclassified from other comprehensive income to mining interest as project costs are incurred.

(ii) Diesel swap contracts

During the three months ended March 31, 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. The Company has hedged the diesel price exposure of approximately 54% of the monthly consumption for the period of 21 months beginning in April 2015 and ending in December 2016, at approximatly $2.25 per gallon. The Company has entered into a pay fixed/receive floating Gulf Coast ultra-low-sulfur-diesel swap settled at the monthly average price. Gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

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(b) Share purchase Warrants

The following table summarizes information about the outstanding share purchase warrants (“Warrants”).

Warrant Series	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
Outstanding Warrants
At March 31, 2015
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Bayfield Warrants Series A	91	91	5.35	May 6, 2016
Bayfield Warrants Series B	90	90	7.34	May 12, 2016
Bayfield Warrants Series C	34	34	5.35	May 22, 2016
Rainy River Warrants	50	50	20.00	February 2, 2017
Total outstanding warrants	28,115	28,115
At December 31, 2014
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River Warrants	50	50	20.00	February 2, 2017
Total outstanding warrants	27,900	27,900

The Warrants are classified as a non-hedged derivative liability recorded at fair value through profit or loss (“FVTPL”) liability due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net loss.

As part of the Bayfield acquisition, as described in Note 7, the Company converted outstanding Bayfield warrants by a factor of 0.0477 to equivalent New Gold common share warrant.

(c) Provisionally priced contracts

During the period, the Company had provisionally priced sales for which price finalization is outstanding at the statement of financial position date. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The following tables summarize these realized and unrealized gains (losses):

	Three months ended March 31, 2015
(in millions of U.S. dollars)	Gold	Copper	Total
gains (losses) on the provisional pricing of concentrate sales
Realized	2.1	1.0	3.1
Unrealized	(0.2)	1.0	0.8
Total gains	1.9	2.0	3.9

	Three months ended March 31, 2014
(in millions of U.S. dollars)	Gold	Copper	Total
gains (losses) on the provisional pricing of concentrate sales
Realized	1.8	(4.3)	(2.5)
Unrealized	(1.1)	(4.4)	(5.5)
Total (losses) gains	0.7	(8.7)	(8.0)

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As at March 31, 2015 the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 13,506 ounces of gold and 35.4 million pounds of copper.

The Company enters into copper swap contracts to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue, with the unsettled copper swaps included in trade and other receivables. The following table summarizes these realized and unrealized gains (losses):

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Gains (losses) on copper swap contracts
Realized	(1.6)	3.4
Unrealized	0.2	1.8
Total (losses) gains	(1.4)	5.2

As at March 31, 2015, the notional amount of copper underlying the swaps outstanding was 33.6 million pounds with settlement periods ranging from April 2015 to October 2015.

10. Share capital

At March 31, 2015, the Company had unlimited authorized common shares and 509.1 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)
No par value common shares issued
Balance at December 31, 2013	503,437	2,815.3
Exercise of options	560	2.6
Issuance of shares for land purchases	681	3.0
Balance at December 31, 2014	504,678	2,820.9
Exercise of options	50	0.1
Issuance of shares under First Nations agreements	564	2.1
Acquisition of Bayfield (i)	3,780	16.8
Balance at March 31, 2015	509,072	2,839.9

(i) Acquisition of Bayfield

On January 1, 2015, the Company acquired 100% of Bayfield pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Bayfield shareholders received 0.0477 New Gold share for each Bayfield common share held. The conversion of Bayfield common shares to New Gold common shares resulted in 3.8 million common shares being issued. The shares issued were valued at C$5.21 for consideration of $16.8 million to complete the acquisition of Bayfield.

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(b) Share-based payment expenses

The following table summarizes share-based payment expenses for the three months ended March 31:

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Share-based payment expenses
Stock option expense (i)	1.5	1.7
Performance share unit expense	0.6	0.4
Restricted share unit expense(1)	0.6	0.7
Deferred share unit expense	(0.1)	-
Total share based payment expense	2.6	2.8
1.	For the three months ended March 31, 2015 $0.5 million (2014 – $0.7 million) of restricted share unit expense was recognized in operating expenses.

(i) Stock options

The following table presents changes in Company’s Stock Option Plan (the “Plan”):

	Number of options	Weighted average exercise price
	(000s)	C$
Changes to the plan
Balance at December 31, 2013	10,314	6.72
Granted	4,673	5.41
Exercised	(560)	3.15
Forfeited	(320)	9.25
Expired	(177)	7.40
Balance at December 31, 2014	13,930	6.35
Exercised	(50)	0.95
Expired	(122)	9.16
Balance at March 31, 2015	13,758	6.35

During the three months ended March 31, 2015, the Company did not grant any options under the Plan (2014 – 1.5 million options granted). The Company changed the timing of the 2014 option grant from beginning of 2015 to the end of 2014.

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(c) Loss per share

The following table sets out the computation of diluted loss per share:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2015	2014
Computation of diluted loss per share
Net loss	(43.8)	(1.8)
Basic weighted average number of shares outstanding (in millions)	508.6	503.5
Dilution of securities:
Stock options	-	-
Diluted weighted average number of shares outstanding (in millions)	508.6	503.5
Net (loss) earnings per share:
Basic	(0.09)	(0.00)
Diluted	(0.09)	(0.00)

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$4.89 for the three months ended March 31, 2015 (2014 – C$6.37), or the inclusion of the equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	Three months ended March 31
(in millions of units)	2015	2014
Equity securities excluded from the computation of diluted earnings per share
Stock options	13.8	11.6
Warrants	28.1	27.9

11. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Current income and mining tax expense (recovery)
Canada	1.5	1.1
Foreign	-	0.3
	1.5	1.4
Deferred income and mining tax expense (recovery)
Canada	7.2	6.8
Foreign	(1.9)	(0.9)
	5.3	5.9
Total income tax expense	6.8	7.3

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Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
(Loss) earnings before taxes	(37.0)	5.5
Canadian federal and provincial income tax rates	25.9%	26.0%
Income tax (recovery) / expense based on above rates	(9.6)	1.4
Increase (decrease) due to
Different statutory tax rates on earnings of foreign subsidiaries	(0.5)	0.5
Foreign exchange on non-monetary assets and liabilities	9.7	2.8
Other foreign exchange differences	5.5	1.2
Prior years adjustments relating to tax provision and tax returns	-	0.2
Canadian mining tax	1.3	2.1
Mexican special duty tax	0.1	0.3
Withholding tax	0.1	0.2
Change in unrecognized deferred tax assets	0.2	(1.4)
Income tax expense	6.8	7.3

12. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Reclamation expenditures	(0.3)	(0.2)	(0.1)	(0.8)	-	(1.4)
Unwinding of discount	0.2	0.2	0.6	0.5	0.3	1.8
Revisions to expected cash flows	0.9	0.5	1.4	3.1	1.0	6.9
Foreign exchange movement	(0.7)	-	(1.5)	(2.1)	(0.8)	(5.1)
Balance – December 31, 2014	8.3	11.1	16.4	19.4	10.0	65.2
Less: current portion of closure costs (Note 5)	(0.2)	(0.7)	(0.5)	(0.3)	-	(1.7)
Non-current portion of closure costs	8.1	10.4	15.9	19.1	10.0	63.5
Balance – December 31, 2014	8.3	11.1	16.4	19.4	10.0	65.2
Reclamation expenditures	-	(0.1)	-	-	-	(0.1)
Unwinding of discount	0.1	0.1	0.1	0.1	0.1	0.5
Revisions to expected cash flows	0.3	0.3	0.4	0.5	0.8	2.3
Foreign exchange movement	(0.7)	-	(1.1)	(0.6)	(0.9)	(3.3)
Balance – March 31, 2015	8.0	11.4	15.8	19.4	10.0	64.6
Less: current portion of closure costs (Note 5)	(0.2)	(0.7)	(0.4)	(0.3)	-	(1.6)
Non-current portion of closure costs	7.8	10.7	15.4	19.1	10.0	63.0

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13. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
Change in non-cash operating working capital
Trade and other receivables	5.4	(3.3)
Inventories	5.6	1.1
Prepaid expenses and other	(0.1)	2.7
Trade and other payables	(8.5)	(9.2)
Total change in non-cash operating working capital	2.4	(8.7)

	Three months ended March 31
(in millions of U.S. dollars)	2015	2014
other Non-cash adjustments
Unrealized gains on share purchase warrants	(4.5)	(2.3)
Unrealized losses on concentrate contracts	(2.0)	1.6
Equity settled share-based payment expense	2.1	1.7
Other	(0.1)	-
Total other non-cash adjustments	(4.5)	1.0

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14. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	26.5	33.8	23.3	26.7	-	-	110.3
Copper revenues	45.3	-	7.8	-	-	-	53.1
Silver revenues	0.8	-	0.4	4.3	-	-	5.5
Total revenues(2)	72.6	33.8	31.5	31.0	-	-	168.9
Operating expenses	24.7	24.4	24.5	26.0	-	-	99.6
Depreciation and depletion	33.3	8.1	11.0	2.7	-	-	55.1
Earnings (loss) from mine operations	14.6	1.3	(4.0)	2.3	-	-	14.2
Corporate administration	-	-	-	-	6.0	-	6.0
Share-based payment expenses	-	-	-	-	2.1	-	2.1
Exploration and business development	-	-	0.6	-	0.1	0.4	1.1
Income (loss) from operations	14.6	1.3	(4.6)	2.3	(8.2)	(0.4)	5.0
Finance income	-	-	-	-	0.2	-	0.2
Finance costs	(0.1)	(0.1)	(0.1)	(0.1)	(9.4)	(1.0)	(10.8)
Other gains (losses)	(20.7)	(2.3)	3.3	(1.8)	3.3	(13.2)	(31.4)
Earnings (loss) before taxes	(6.2)	(1.1)	(1.4)	0.4	(14.1)	(14.6)	(37.0)
Income tax recovery (expense)	(7.7)	0.7	0.6	0.8	(0.8)	(0.4)	(6.8)
Net earnings (loss)	(13.9)	(0.4)	(0.8)	1.2	(14.9)	(15.0)	(43.8)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.
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Three months ended March 31, 2014
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	33.1	29.3	25.1	25.0	-	-	112.5
Copper revenues	60.0	-	9.6	-	-	-	69.6
Silver revenues	1.1	-	0.5	6.8	-	-	8.4
Revenues(2)	94.2	29.3	35.2	31.8	-	-	190.5
Operating expenses	24.1	24.7	24.2	25.5	-	-	98.5
Depreciation and depletion	33.1	6.4	10.3	1.8	-	-	51.6
Earnings (loss) from mine operations	37.0	(1.8)	0.7	4.5	-	-	40.4
Corporate administration	-	-	-	-	6.3	-	6.3
Share-based payment expenses	-	-	-	-	2.2	-	2.2
Exploration and business development	-	0.9	0.4	-	0.1	1.7	3.1
Income (loss) from operations	37.0	(2.7)	0.3	4.5	(8.6)	(1.7)	28.8
Finance income	-	-	0.1	-	0.2	-	0.3
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	(6.0)	(0.9)	(7.4)
Other gains (losses)	(7.8)	(0.2)	(1.3)	(1.5)	3.4	(8.8)	(16.2)
Earnings (loss) before taxes	29.1	(3.0)	(1.1)	2.9	(11.0)	(11.4)	5.5
Income tax recovery (expense)	(12.0)	1.9	0.6	(1.5)	3.2	0.5	(7.3)
Net earnings (loss)	17.1	(1.1)	(0.5)	1.4	(7.8)	(10.9)	(1.8)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b) Segmented assets and liabilities

The following table present the segmented assets and liabilities as at March 31:

	Total assets		Total liabilities		Capital expenditure(1)
(in millions of U.S. dollars)	2015	2014	2015	2014	2015	2014
Segmented assets and liabilities
New Afton	1,164.2	1,177.1	157.7	133.9	19.6	21.0
Mesquite	497.6	475.8	134.7	134.3	22.5	3.8
Peak Mines	286.8	300.4	82.6	88.9	5.8	6.0
Cerro San Pedro	82.6	145.1	53.6	57.8	0.3	11.2
Rainy River	541.5	507.5	86.2	76.1	19.0	8.8
Blackwater	532.9	542.9	53.1	53.7	2.0	5.7
El Morro (2)	439.9	438.7	249.6	247.4	-	-
Other(3)	362.3	294.3	845.2	818.5	-	0.1
Total assets and liabilities	3,907.8	3,881.8	1,662.7	1,610.6	69.2	56.6

1.	Capital expenditure per consolidated statement of cash flows.
2.	Capital expenditure at El Morro is funded by the El Morro funding loan.
3.	Other includes corporate balances and exploration properties.

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15. Fair value measurment

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

As at March 31, 2015
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Financial Instruments at FVTPL	Financial Liability at Fair Value through OCI	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	365.8	-	-	-	365.8
Trade and other receivables	27.9	-	-	-	27.9
Provisionally priced contracts	-	0.8	-	-	0.8
Copper swap contracts	-	0.2	-	-	0.2
Investments	-	0.4	-	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	100.9	100.9
Long-term debt	-	-	-	876.9	876.9
Warrants	-	11.2	-	-	11.2
Diesel swap contracts	-	-	0.6	-	0.6
Restricted share units	-	1.6	-	-	1.6

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

As at December 31 2014
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Financial Instruments at FVTPL	Financial Liability at Fair Value through OCI	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	370.5	-	-	-	370.5
Trade and other receivables	35.2	-	-	-	35.2
Provisionally priced contracts	-	(8.4)	-	-	(8.4)
Copper swap contracts	-	8.0	-	-	8.0
Investments	-	0.4	-	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	95.3	95.3
Long-term debt	-	-	-	874.3	874.3
Warrants	-	16.9	-	-	16.9
Restricted share units	-	1.5	-	-	1.5

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at March 31, 2015			As at December 31, 2014
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	365.8	365.8	370.5	370.5
Trade and other receivables	28.9	28.9	34.8	34.8
Investments	0.4	0.4	0.4	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	100.9	100.9	95.3	95.3
Long-term debt	876.9	894.0	874.3	882.3
Warrants	11.2	11.2	16.9	16.9
Restricted share units	1.6	1.6	1.5	1.5
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.
2.	The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments, warrants and restricted share units are presented at fair value at each reporting date using appropriate valuation methodology. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

		As at March 31, 2015
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
ASSET (LIABILITy) measured at fair value
Investments	0.4	-	-
Provisionally priced contracts	-	0.8	-
Copper swap contracts	-	0.2	-
Warrants	(11.2)	-	-
Diesel swap contracts	-	(0.6)	-
Restricted share units	(1.6)	-	-

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		As at December 31, 2014
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
ASSET (LIABILITy) measured at fair value
Investments	0.4	-	-
Provisionally priced contracts	-	(8.4)	-
Copper swap contracts	-	8.0	-
Warrants	(16.9)	-	-
Restricted share units	(1.5)	-	-

There were no transfers among Levels 1, 2 and 3 during the three months ended March 31, 2015 or the year ended December 31, 2014. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities:

Provisionally priced contracts and copper swap contracts

The fair value of the provisionally priced contracts and the copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Diesel swap contracts

The fair value of the diesel swap contracts is calculated using the Gulf Coast ULSD forward prices based on the applicable settlement dates of the contracts.

16. Commitments and contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material negative impact on the Company’s financial condition, cash flow and results of operations.

Contractual commitments

The Company has entered into a number of contractual commitments for capital items related to operations and development. At March 31, 2015, these commitments totalled $264.3 million, $142.0 of which are expected to fall due over the next 12 months. This compares to commitments of $243.0 million at December 31, 2014, $141.4 of which were expected to fall due over the next 12 months. The increase is due to Rainy River entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contacts.

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Cerro San Pedro

After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that that inappropriate conditions were annulled. Cerro San Pedro subsequently applied for its operation license for 2015 and was advised by the Municipality the license would also be subject to inappropriate conditions. On February 3, 2015 the State Contentious and Administrative Tribunal granted Cerro San Pedro an injunction against the Municipality which assures the continued operation of the mine pending the Tribunal’s ruling regarding the inappropriate conditions. Cerro San Pedro may not ultimately prevail in proceedings regarding the terms and conditions of the license. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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